Suite 1120, Cathedral Place,

925 West Georgia Street
Vancouver, British Columbia, Canada  V6C 3L2
Tel:  (604) 687-6600

Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com

www.aurizon.com

Toronto Stock Exchange Ticker Symbol - ARZ NYSE Amex Ticker Symbol - AZK U.S. Registration (File 001-31893) Website www.aurizon.com

THIRD QUARTER REPORT
SEPTEMBER 30, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Aurizon reports unaudited financial results for the third quarter of 2012, which have been prepared on the basis of available information up to November 7, 2012.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.  All dollar amounts are expressed in Canadian dollars unless otherwise stated.

Third Quarter 2012 Highlights and Significant Items

▪	Net profit of $5.5 million, or $0.03 per share

▪	EBITDA1 of $18.9 million

▪	Operating profit margin1 of US$894 per ounce

▪	Cash balance of $199 million and no debt

▪	Gold production of 29,913 ounces, resulting in revised annual gold production guidance of approximately 137,000 ounces for 2012

▪	Casa Berardi enters transition phase to accommodate shaft sinking and access to new zones

▪	Successful transition from contractor to owner-operated mining at Casa Berardi

▪	Encouraging exploration results on the Heva and Hosco West Extension areas

▪	Receipt of Marban and Fayolle resource updates

FINANCIAL RESULTS

Third Quarter 2012

Net profit of $5.5 million, or $0.03 per share, was achieved in the third quarter 2012 compared to $13.1 million, or $0.08 per share, in the same period of 2011.  The decline in net profit compared to the third quarter 2011 was mainly attributable to a 25% decline in ounces of gold sold and a 25% decline in operating profit margin1 per ounce.

Revenue from Casa Berardi operations was $49.8 million in the third quarter 2012 from the sale of 30,134 ounces of gold, compared to $68.1 million from the sale of 40,257 ounces of gold in the same quarter of 2011. The realized gold price1 was US$1,653 per ounce at an average CAD$/US$ exchange rate of 0.99, compared to US$1,695 per ounce at an average exchange rate of 0.99 in the same quarter of 2011.  The average London afternoon gold fix for the third quarter 2012 was US$1,652 per ounce compared to US$1,700 per ounce for the same period of 2011.

Cost of sales from Casa Berardi operations, comprising operating costs and depreciation and amortization expense of $23.0 million and $9.4 million, respectively, totalled $32.4 million.  On a unit cost basis, total cash costs1 were US$759 per ounce and depreciation and amortization1 was US$314 per ounce, for total production costs1 of US$1,073 per ounce.  The shaft sinking project has impacted both mining and development productivity, which has constrained the ability of the mine to provide ore to the mill, and resulted in limited underground operational flexibility and higher unit operating costs.  The shaft sinking project is expected to be completed in the second half of 2013 and operational by the end of 2013.

Gross profit was $17.3 million compared to $38.4 million for the same period of 2011.   A moderately lower realized gold price1 per ounce, combined with higher operating costs, resulted in an operating profit margin1 of US$894 per ounce, compared to US$1,198 per ounce in the same quarter of 2011.  Higher depreciation and amortization1 charges of US$314 per ounce also impacted third quarter results, compared to US$248 per ounce in the same quarter of 2011.

1 See “Non-GAAP Measures” on page 7

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 2

EBITDA1 declined to $18.9 million from $33.4 million in the same period of 2011.  This decline is mostly due to lower gold sales volume and higher operating costs.

Exploration expenditures totalled $3.8 million compared to $7.0 million in the same period of 2011.  Exploration activities in the third quarter 2012 were conducted primarily on the Heva and Hosco West Extension areas, and on the Marban and Opinaca-Wildcat projects.

General and administrative costs totalled $3.9 million and were $1.2 million lower than in the same period of 2011.  The majority of this decrease is due to a reduction in share-based compensation expense by $0.6 million.

Income and resource tax expense declined to $4.3 million, or 43.8% of profit before income and resource taxes, significantly lower than the $10.6 million for the same period of 2011, primarily the result of lower earnings.  The combined Canadian statutory income and resource tax rate for the Company in 2012 is 38.4%.  The difference in the statutory rate from the effective rate in 2012 is primarily due to the non-deductibility of certain costs, particularly for the determination of the Quebec resource tax.

Cash flows from operating activities totalled $11.9 million, compared to $34.7 million in the same period of 2011.  This decrease in cash flow is principally due to a lower gold sales volume and a lower operating profit margin1.

Investing activities totalled $21.0 million, compared to $11.2 million for the same period of 2011.  Capital expenditures at Casa Berardi totalled $20.6 million in the third quarter 2012, primarily in respect of mine development ($4.6 million), shaft deepening ($3.6 million), infrastructure ($5.8 million), machinery and equipment ($2.7 million) and exploration ($2.5 million).  Infrastructure investments comprised the paste backfill plant, tailings pond and other facilities in the amounts of $1.7 million, $2.7 million, and $1.4 million, respectively.

Financing activities related to the issuance of shares upon the exercise of stock options, resulted in cash inflows totalling $0.4 million compared to $2.1 million in the same period of 2011.

Year-to-date 2012

Net profit for the nine months ended September 30, 2012 was $22.4 million, or $0.14 per share, compared to $22.1 million, or $0.14 per share, in the same period of 2011.  Year-to-date operating results were impacted by a lower gold sales volume and higher total production costs1, partially reduced by a higher realized gold price1, compared to the same period of 2011.  Profits in the same period of 2011 were impacted by a significant increase in resource taxes associated with the enactment of higher tax rates, which were retroactive to 2010.

Lower ore grades and lower throughput in the first nine months of 2012 resulted in gold production totalling 101,221 ounces, compared to 117,850 ounces in the same period of 2011.  A weaker Canadian dollar over the first nine months of 2012, compared to the same period of 2011, had a positive effect on US dollar denominated gold sales.

Cash flow from operating activities totalled $37.0 million in the first nine months of 2012, compared to $72.3 million for the same period of 2011.  This reduction of cash flow is primarily attributable to non-cash working capital movements in respect of income and resource tax balances and a lower operating profit.  The non-cash working capital movements in respect of income and resource tax balances contributed a decrease of $16.6 million in 2012 compared to an increase of $7.1 million in the same period of 2011.  The $16.6 million movement for the 2012 period is largely due to $18.4 million of income and resource taxes paid in respect of 2011 taxes owed.

Investing activities in the first nine months of 2012 totalled $57.1 million, of which $54.9 million was invested in capital and exploration expenditures at Casa Berardi.  Expenditures at Casa Berardi were primarily in respect of mine development ($13.0 million), shaft deepening ($11.0 million), infrastructure ($10.4 million), machinery and equipment ($11.0 million) and exploration ($7.5 million).  Infrastructure investments comprised the paste backfill plant, tailings pond and other facilities in the amounts of $4.6 million, $3.0 million, and $2.8 million, respectively.  In the same period of 2011, investing activities totalled $35.2 million, of which $33.3 million was invested in capital and exploration expenditures at Casa Berardi.

Financing activities, primarily related to the issuance of shares upon the exercise of stock options, resulted in cash inflows of $5.7 million in the first nine months of 2012 compared to cash inflows of $1.6 million for the same period of 2011.

CASH RESOURCES AND LIQUIDITY

As at September 30, 2012, cash and cash equivalents were $199.2 million, compared to $213.5 million as at December 31, 2011.  Cash balances were impacted primarily by $37.0 million of net cash provided by operating activities offset by $54.8 million of investment in property, plant and equipment mostly at the Casa Berardi mine.  Working capital increased to $202 million compared to $198 million as at December 31, 2011.  The US$50 million revolving credit facility established on January 31, 2011 remains un-utilized as at November 7, 2012.

1 See “Non-GAAP Measures” on page 7

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 3

OPERATIONS - CASA BERARDI

	2012				2011
	YTD	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating results
Tonnes milled	510,182	168,897	176,557	164,728	170,283	188,571	178,233	161,036
Grade – grams/tonne	6.78	6.07	7.27	6.99	9.13	7.95	8.00	6.85
Mill recoveries - %	91.0%	90.8%	91.7%	90.5%	92.0%	92.2%	90.4%	90.2%
Gold production – ounces	101,221	29,913	37,820	33,488	45,995	44,457	41,417	31,976
Gold sold – ounces	100,843	30,134	37,345	33,364	50,787	40,257	39,900	34,306
Per ounce data (US$)
Realized gold price1	$1,643	$1,653	$1,592	$1,692	$1,655	$1,695	$1,521	$1,392
Total cash costs1	$701	$759	$671	$681	$498	$497	$544	$621
Depreciation and amortization1	276	314	283	234	238	248	225	238
Total production costs1	$977	$1,073	$954	$915	$736	$745	$769	$859

Casa Berardi Operating Results

Ore throughput and ore grades declined 4% and 16%, respectively, in the third quarter compared to the second quarter 2012.  Ore production was impacted by an extended interruption of operations related to a replacement of the production hoist cable.  Additionally, the shaft sinking project has impacted both mining and development productivity, which has constrained the ability of the mine to provide ore to the mill.  Ore grades in the third quarter were impacted by significantly lower than expected ore grades in three mined stopes, which resulted in approximately 4,600 fewer ounces of gold.  A review of the ore reserve block model compared to the production results indicates that this is an isolated occurrence. The ore reserve grade reconciliation of subsequently mined stopes has returned to normal.  Gold production from the Casa Berardi mine in the third quarter 2012 totalled 29,913 ounces, 21% lower than the second quarter 2012, and lower than the third quarter 2011 production of 44,457 ounces.

Daily ore throughput of 1,836 tonnes at an average grade of 6.07 grams per tonne was achieved in the third quarter 2012, compared to 2,050 tonnes per day at an average grade of 7.95 grams per tonne in the same quarter of 2011.  Unit mining costs1 in the third quarter of 2012 were higher than plan at $145 per tonne, due to smaller stope sizes and lower ore throughput.  Unit mining costs1 in the same quarter of 2011 were $117 per tonne.

The higher unit mining costs1 per tonne in 2012, together with lower than expected ore grades, resulted in total cash costs1 of US$759 per ounce in the third quarter 2012, compared to US$497 per ounce in the same quarter of 2011.  A combination of a 24% increase in unit operating costs, together with 24% lower ore grades, resulted in the higher total cash costs1 in the third quarter 2012, compared to the same quarter of 2011.

A slightly lower realized gold price1 per ounce, together with higher operating costs, resulted in operating profit margin1 declining to US$894 per ounce compared to US$1,198 per ounce in the same quarter of 2011.  Ore throughput and grades are anticipated to be higher in the fourth quarter 2012, which is expected to result in higher quarterly gold production and lower total cash costs per ounce1 than those realized in the first nine months of 2012.

The manpower transition from contract miners to Aurizon employees at Casa Berardi was successfully completed in the third quarter 2012.  The change to owner mining is expected to enhance mining productivity and the Company’s ability to recruit, attract and retain miners.

1 See “Non-GAAP Measures” on page 7

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 4

Casa Berardi Shaft Deepening and Paste Backfill Plant

Shaft deepening of the West Mine production shaft continued in the third quarter with the installation of the infrastructure required for the Phase II conventional shaft sinking.  The shaft is presently at the 888 metre level with a planned 1,100 metre depth.  Shaft deepening is expected to be completed in the second half of 2013 and operational by the end of 2013.  The shaft will provide access to the lower portion of Zones 113, 118, and 123 from a drift at the 1,010 metre level.  With production priorities impacting the scheduling and productivity of the shaft deepening project, as well as general inflationary cost pressures, the capital costs for the shaft deepening and lateral drift development at the 1,010 metre level are projected to be approximately $52 million, of which $11 million was incurred in the first nine months of the year, and a total of $20.8 million has been incurred to date.  Approximately $5.1 million will be incurred in the fourth quarter 2012 and the balance of approximately $26.1 million in 2013-2014.

With the receipt of the necessary permits, construction of the paste backfill plant project will accelerate in the fourth quarter of 2012, with an anticipated commissioning in the second quarter of 2013.  The paste backfill will maximize the extraction of the high grade ore from Zone 113 and provide greater mining flexibility.  Key elements of the paste backfill plant, including the thickener and building, are currently being fabricated.  Two 4.5 kilometre-length pipes, that will transport the tailings slurry from the mill to the West Mine area, were delivered to the Mine and are being installed.  Current challenges in drilling the boreholes through the Casa Berardi fault from surface to the underground infrastructure, together with other cost increases, have resulted in projected costs of approximately $20 million.  As of September 30, 2012, $4.6 million had been incurred on the project and an additional $9.8 million will be incurred in the fourth quarter of 2012.  The balance of approximately $5.7 million will be incurred on the project in 2013.

Casa Berardi Exploration

Three surface drill rigs and eight underground drill rigs were active at Casa Berardi during the third quarter 2012.  The underground drill rigs continue to focus on infill and step-out drilling of the upper extensions of Zones 118 and 123 from the 550 metre level drift as well as depth extensions of Zones 118 and 123. Drilling in the vicinity of Zone 123 from the 810 metre drift has confirmed the identification of new mineralized lenses outside of the known resource block.

The surface drill rigs continue to be active exploring the depth extensions of the West and East Mine areas.

EXPLORATION DISCUSSION

Advanced Stage Gold Development Property - Heva and Hosco West Extension areas

The 2012 drill program at the Heva and Hosco West Extension areas, comprising 53,234 metres of drilling and 143 additional holes, has been completed.  As announced during the year, results were received from 110 drill holes, of which 69 drill holes returned between one to six mineralized intersections, calculated with a minimum cut-off of 0.5 grams of gold per tonne over five metres above a vertical depth of 200 metres. Thirty-four drill holes intersected mineralization exceeding three grams of gold per tonne over a minimum true width of three metres, down to a maximum depth of 400 metres.

The objective of the 2012 exploration program was to identify sufficient non-refractory gold mineralization that could lead to a staged development of the Hosco mineral reserves and improve the overall economics of the feasibility study completed in June 2012.

With the 2012 drill program at Heva now completed, it is intended that an in-pit resource be completed in the first half of 2013.  In addition, the interpretation of the higher grade trends shows a well-defined plunge, indicating the potential of both surface and underground production targets.

Initial metallurgical testwork of the Heva mineralization indicates that it is non-refractory, and could potentially deliver high recoveries through direct cyanidation of the ore.  Further test work will be performed in early 2013.

Exploration expenditures at the Heva and Hosco West Extension areas during the third quarter 2012 totalled $2.8 million and year to date total $6.7 million.  Expenditures relating to the Hosco Pit feasibility work during the third quarter 2012 totalled $174,000 and year to date total $1.8 million.

Marban Property

An updated mineral resource estimate, based on the Phase I drill results and historical data, was received in September 2012, as well as basic technical studies and metallurgical test work.  In addition to nine holes previously drilled by NioGold Mining Corporation, this estimate includes a total of 137 holes and 41,270 metres drilled between August 30, 2010 and August 9, 2011.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 5

Marban Marban Property (continued)

Based on a cut-off grade of 0.35 grams of gold per tonne and a high capping value of 25 grams of gold per tonne, the updated in-pit mineral resources are estimated at 20,700,000 tonnes at 1.58 grams of gold per tonne or 1,053,000 ounces of gold in the measured and indicated category and at 3,780,000 tonnes at 1.60 grams of gold per tonne or 194,000 ounces of gold in the inferred category.  The resources outside of the pit shell, using a cut-off grade of 2.0 grams of gold per tonne, are estimated at 980,000 tonnes at 2.82 grams of gold per tonne or 89,000 ounces of gold in the measured and indicated category plus 800,000 tonnes at 2.68 grams of gold per tonne or 69,000 ounces of gold in the inferred category.

Expenditures during the third quarter 2012 totalled $324,000 and year to date total $4.6 million.  An updated mineral resource estimate on the Phase II drilling is in progress and is expected to be completed by early 2013.  Following the updated mineral resource estimate on Phase II drilling, the Company will review and evaluate a Phase III drill program.

Aurizon may earn up to a 65% interest in the Marban property, which comprises 42 mining claims and 3 mining concessions covering 976 hectares in the heart of the Malartic gold mining camp in the Abitibi region of Quebec, subject to underlying royalties.

Fayolle Property

During the third quarter 2012, the Company announced an updated mineral resource estimate for the Fayolle deposit as well as results of preliminary metallurgical test work on the property.  The updated mineral resource estimate integrates the results of all the drill programs on the Fayolle deposit since the mineral resource estimate prepared for Typhoon Exploration Inc. in 2007.  A total of 253 surface holes and 68,826 metres are included in the updated mineral resource estimate, of which 92 holes and 30,927 metres have been drilled since May 2010 when Aurizon and Typhoon Exploration Inc. entered into an option and joint venture agreement.

The updated mineral resources are estimated at 1,814,800 tonnes at 2.7 grams of gold per tonne, or 156,000 ounces of gold at a minimum cut-off grade of 0.8 grams of gold per tonne.  All of the updated mineral resources are in the indicated mineral resource category.

Preliminary metallurgical testwork indicates a process recovery between 94% and 97% with straight cyanidation.

Expenditures during the third quarter 2012 totalled $124,000 and year to date total $1.7 million.  Prior to continuing further exploration activity, the potential at the Fayolle property will be re-evaluated within the context of the new mineral resource estimate.

Aurizon may earn up to a 65% interest in the Fayolle property, subject to an underlying 2% net smelter return royalty. The Fayolle Property comprises 39 mining claims covering 1,373 hectares across the Porcupine-Destor Break and is situated ten kilometres north of Aurizon’s Heva-Hosco Project in north-western Quebec.

Duverny Property

During the third quarter 2012, a drill program covering an area of 15 square kilometres and comprising 21 diamond drill holes totalling 4,441 metres to test a series of geophysical and soil anomaly targets was completed. Of the 21 holes drilled, two holes have intersected gold mineralization.  One hole intercepted 8.4 gold grams per tonne over 3.5 metres and 11.7 gold grams per tonne over 1.5 metres and another hole intercepted 17.8 gold grams per tonne over 1.0 metres.  The remaining 19 holes returned low or no significant values.  The results of this program are being evaluated in order to determine the next phase of exploration. Expenditures during the third quarter 2012 totalled $269,000 and year to date total $1.1 million.

Aurizon owns a 100% interest in 144 mineral claims covering 6,200 hectares, 25 kilometres northeast of Amos, Quebec, which includes 14 mineral claims which are subject to a royalty.

Opinaca-Wildcat Property

Field exploration work performed during the third quarter 2012 cost $590,000 with a total of $1.3 million incurred year-to-date.  This integrated program initially included property scale till sampling and airborne geophysics to secure the entire land package and allow an evaluation of the project.  During the second phase of work, additional efforts focused on particular anomalies and trends with exploration, trenching and channel sampling.

Possible future drilling targets have been identified along the same geological structure that hosts the Eleonore deposit.  The results from all available sampled media (i.e., rock, soil, till, boulders) indicate a concentration of anomalies along a ten kilometre trend.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 6

Duvay-Fontana

An exploration program on the Fontana and other claims blocks of the Duvay-Fontana project was performed during the third quarter 2012, along with compilation of historical drill results.  Expenditures during the third quarter 2012 totalled $147,000 and year to date total $1.2 million, primarily for a large sampling program on the Duvay claims block.

Patris Property

The receipt and evaluation of the results of the exploration programs conducted at Patris have resulted in the Company’s decision not to continue the earn-in of this early stage project.

OUTLOOK

Casa Berardi Operations

Given the weaker than expected third quarter performance at Casa Berardi and a review of the fourth quarter mine plan, production guidance for the full year has been lowered to approximately 137,000 ounces compared to previous guidance of 150,000 ounces of gold.  The shaft sinking project, together with lower productivity in developing access to new ore zones, has resulted in a lack of operational flexibility to provide the expected tonnage to the mill.  Total cash costs1 for the full year are now estimated at approximately US$695 per ounce, assuming a Canadian dollar exchange rate at parity against the US dollar for the balance of the year, compared to previous guidance of US$645 per ounce and the exchange rate at parity.

Unit mining costs1 for 2012 are expected to decrease from $146 per tonne experienced in the first nine months of 2012 and average $143 per tonne for the year, unchanged from the guidance provided in the second quarter report, and compared to the $134 per tonne guidance provided at the beginning of the year.

Capital expenditures at Casa Berardi in the fourth quarter 2012 are expected to total approximately $25 million and be funded by cash flow from operations.  The focus of these expenditures will be the continuation of two major capital projects: shaft sinking and related underground development; and construction of a paste backfill plant to maximize the extraction of high grade ore from Zone 113 and allow greater mining flexibility.

An additional $2 million will be invested on exploration at Casa Berardi in the fourth quarter 2012, which will include approximately 20,000 metres of surface and underground diamond drilling.  Up to three surface and five to seven underground drill rigs will continue to be active during the remainder of 2012.  These costs will be capitalized as the primary objective of the drilling will be to improve the quality of the known reserves and resources as well as identifying extensions of these structures.

Looking beyond this year, the next 18 months will be a transitional period for Casa Berardi as the shaft sinking; lateral development out to Zones 118 and 123; and construction of a paste backfill plant and related distribution infrastructure are completed.  Until these projects are complete, operational flexibility will be constrained.  Preliminary 2013 Casa Berardi production plan results indicate that production next year will be in the range of 125,000 to 130,000 ounces of gold as the shaft sinking and lateral development out to the 118 and 123 Zones continue.

An evaluation of Casa Berardi’s three open pit opportunities has resulted in a decision to secure the necessary permits required to initially develop the East Mine open pit that is situated in close proximity to the mill facility.  The East Mine open pit contains mineral reserves of 81,000 ounces of gold at an average grade of 4.0 grams per tonne and a further 66,000 ounces of gold mineral resources at an average grade of 2.9 grams per tonne.  Permitting is expected to take approximately six months, after which overburden stripping and waste removal may commence.  Subject to unforeseen challenges in excavating the top soil and soft clay layers, mining of the orebody is expected in early 2014, supplementing the ore provided from the West Mine underground operations.

In addition, further drilling in 2012 beneath the Principal open pit reserves and above the 280 metre level track drift and completion of a preliminary underground mining plan has been encouraging.  It is anticipated that rehabilitation work and development of this zone will be awarded to a contractor in early 2013 and that initial development ore from this area would be available toward the end of 2013 and production from stopes in 2014.

Exploration Properties

Exploration activities in the fourth quarter 2012 will be focused on the compilation and interpretation of data at the Heva and Hosco West Extension areas, resource updates on the Marban and Heva projects and regional exploration at the Company’s early stage projects and are estimated to total $0.9 million.

1 See “Non-GAAP Measures” on page 7

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 7

Corporate Development

Aurizon continues to focus on its organic growth within the Abitibi area and evaluate accretive opportunities within the Americas to enhance its reserve and production profile.

NON-GAAP MEASURES

In addition to GAAP measures presented in the Company’s unaudited financial statements prepared under IFRS, the Company and certain investors utilize non-GAAP financial measures in evaluating operating performance.  These non-GAAP financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers.  The following table provides a reconciliation of non-GAAP financial measures to revenue, cost of sales and net profit as reported in the unaudited statements of comprehensive income:

Reconciliation of Non-GAAP Measures	Unit of		Three months ended September 30,		Nine months ended September 30,
	Measure	Reference	2012	2011	2012	2011

Revenue	CAD$'000		49,750	68,144	167,355	174,316
Less: Silver by-product credits			(271)	(338)	(758)	(771)
Less: Gold derivative loss			-	(192)	-	(192)
Gold sales revenue	CAD$'000		49,479	67,614	166,597	173,353
Realized CAD$/US$ exchange rate			0.993	0.991	1.005	0.981
Gold sales revenue	US$'000	A	49,807	68,219	165,707	176,672

Cost of sales	CAD$'000	B	32,444	29,736	99,460	88,811
Less: Depreciation and amortization		C	(9,404)	(9,790)	(27,894)	(26,413)
Less: Silver by-product credits			(271)	(338)	(758)	(771)
Cash operating costs	CAD$'000	D	22,769	19,608	70,808	61,627
Average CAD$/US$ exchange rate		E	0.995	0.980	1.002	0.975
Cash operating costs	US$'000	F	22,883	20,008	70,667	63,181

Gold ounces sold	Ounces	G	30,134	40,257	100,843	114,463
Tonnes milled	Tonnes	H	168,897	188,571	510,182	527,840
Inventory adjustment to Cost of sales (a)	CAD$'000	I	1,390	2,134	2,922	1,573

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA")
Net profit for the period	CAD$'000		5,539	13,071	22,354	22,121
Depreciation and amortization			9,456	9,844	28,037	26,565
Finance income			(598)	(365)	(1,678)	(1,035)
Finance costs			201	250	653	691
Income and resource tax expense			4,322	10,574	17,330	25,685
EBITDA	CAD$'000		18,920	33,374	66,696	74,027

Unit Non-GAAP Measures:
Realized gold price	US$/ounce	A÷G	1,653	1,695	1,643	1,544
Total cash costs	US$/ounce	F÷G	759	497	701	551
Operating profit margin	US$/ounce		894	1,198	942	993

Total cash costs	US$/ounce	F÷G	759	497	701	551
Depreciation and amortization	US$/ounce	(C÷G)÷E	314	248	276	237
Total production costs	US$/ounce		1,073	745	977	788

Unit mining costs	CAD$/tonne	(B+C+I)÷H	145	117	146	122

(a)	This inventory adjustment in the calculation of unit mining costs reflects production costs associated with unsold gold bullion and ore inventory.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 8

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There have been no changes in the Company’s internal controls over financial reporting during the three month period ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

RISKS AND UNCERTAINTIES

There have been no changes in the Company’s risks and uncertainties during the three month period ended September 30, 2012 from those described in the 2011 annual financial statements and 2011 Annual Information Form of the Company, filed under the Company’s profile on www.sedar.com.

RELATED PARTY TRANSACTIONS AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has no related party transactions or off-balance sheet arrangements to report.

SUMMARY OF QUARTERLY RESULTS (Unaudited)

	2012			2011				2010
in thousands of Canadian dollars, except per share data	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Revenue	$49,750	$60,852	$56,753	$85,683	$68,144	$58,960	$47,212	$48,558
Cost of sales	(32,444)	(36,193)	(30,822)	(38,914)	(29,736)	(29,847)	(29,228)	(27,843)
Gross profit	17,306	24,659	25,931	46,769	38,408	29,113	17,984	20,715
General and administrative costs	3,872	4,211	4,856	4,268	5,025	4,168	6,086	5,659
Exploration costs	3,778	5,435	6,686	6,229	7,037	6,098	7,104	5,372
Net profit	5,539	8,552	8,263	21,810	13,071	6,604	2,446	7,004
Earnings per share – basic and diluted	0.03	0.05	0.05	0.13	0.08	0.04	0.02	0.04

Financial results for the last eight quarters reflect higher realized Canadian dollar gold prices and rising production costs.  The average realized Canadian dollar gold price in the first nine months of 2012 was $1,652 (US$1,643) per ounce and for the calendar year 2011 was $1,567 (US$1,578) per ounce.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 9

OUTSTANDING SHARE DATA

As of November 7, 2012, Aurizon had 164,532,827 common shares issued and outstanding.  In addition, 8,936,475 incentive stock options representing 5.4% of outstanding share capital are outstanding and exercisable into common shares at an average price of $5.65 per share.

Common Shares (TSX – ARZ & NYSE MKT – AZK)
	September 30,	December 31,
	2012	2011
Issued	164,532,827	163,073,027
Fully-diluted	173,469,302	173,983,052
Weighted average	164,040,816	162,623,135

ADDITIONAL INFORMATION

Additional information about the Company’s Casa Berardi Mine and Heva and Hosco Gold Development projects as required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Company's Annual Information Form for the year ended December 31, 2011, and the latest Technical Reports on each project, copies of which can be found under Aurizon’s profile on SEDAR at www.sedar.com and are also available on the Company’s website at www.aurizon.com.

QUALIFIED PERSON AND QUALITY CONTROL

Information of a scientific or technical nature in this document was prepared under the supervision of Martin Bergeron, P. Eng., Vice-President of Operations of Aurizon and a qualified person under National Instrument 43-101.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 10

FORWARD LOOKING STATEMENTS AND INFORMATION

This report contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities regulations in Canada and the United States (collectively, “forward-looking information”).  The forward-looking information contained in this report is based on information available to the Company as of the date of this report.  Except as required under applicable securities legislation, the Company does not intend, and does not assume any obligation, to update this forward-looking information.  Forward-looking information includes, but is not limited to, statements regarding the Company’s expectations and estimates as to future gold production, anticipated rates of recovery, anticipated total cash cost per ounce of gold to be produced at the Casa Berardi Mine, onsite mining, milling and administration costs, anticipated ore throughput and grades, timing and estimated costs for the completion of the shaft deepening project at Casa Berardi, anticipated effects of the transition from contract to employee miners  at Casa Berardi, estimated timing for the development and mining of the East Mine open pit and Principal areas at Casa Berardi, timing of updated resource estimates for the Marban project, currency exchange rates, the future price of gold and the effects thereof, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates and the economic viability thereof, the anticipated conversion of mineral resources to mineral reserves and the timing thereof, the timing and amount of estimated capital expenditures, costs and timing of the development of new deposits, plans and budgets for and expected timing and results of exploration activities and feasibility and pre-feasibility studies, permitting time-lines, evaluation of opportunities, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation obligations and expenses, title disputes or claims, adequacy of insurance coverage, the availability of qualified labour, acquisition plans and strategies.  Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects, “is expected”, “budget”, “scheduled”, “estimates”, forecasts”, “intends”, “anticipates”, or “believes”, or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved.

Such forward-looking information is based on a number of assumptions, including but not limited to those set out in this report, the most recent technical reports for the Company’s properties and the Company's annual information form ("AIF") for its most recent year end filed on SEDAR. Such assumptions include those relating to US : Canadian dollar exchange rates, gold price per ounce, anticipated fuel prices, that the mine plan and gold recoveries will be achieved, that pre-production capital costs, operating costs and sustaining and restoration costs will be as estimated, the availability of an experienced workforce and suppliers for the project, that equipment will be available when required and at estimated costs, that the assumptions underlying mineral resource estimates are valid and that no unforeseen accident, fire, ground instability, flooding, labour disruption, equipment failure, metallurgical, environmental or other events that could delay or increase the cost of development will occur, that the results of exploration activities will be consistent with the Company's expectations, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business, political and economic conditions as well as those specific to the Company's operations will not change in a material adverse manner, and that financing will be available if and when needed on reasonable terms.

Forward-looking information is by its nature uncertain and involves foreseeable and unforeseeable risks and other factors which may cause the actual outcomes, costs, timing and performance to be materially different from those anticipated by such information. Such risks and factors include, among others, the risk that any of the assumptions on which the forward looking information is based prove to be incorrect or invalid, the risk of unexpected variations in mineral resources and reserves, grade or recovery rates, of failure of plant, equipment or processes to operate as anticipated, of accidents, labour disputes, of unanticipated delays in obtaining governmental approvals or financing or in the completion of development or construction activities, risk that estimated costs, including costs of labour, equipment and materials, including power, are not as anticipated, of an undiscovered defect in title or other adverse claim, that results of exploration activities will be different than anticipated, that the future price of gold will decline, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs of restoration activities are greater than expected and that changes in project parameters as plans continue to be refined result in increased costs There are a number of other risks and uncertainties associated with exploration, development and mining activities that may affect the reliability of the forward looking information herein, including those described in Aurizon's AIF and in Aurizon's Annual Report on Form 40-F ("40-F") filed with the United States Securities and Exchange Commission. The AIF and 40-F are available respectively on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/. There may be factors in addition to those described herein or in the AIF or 40F that cause actions, events or results not to be as anticipated, estimated or intended. Readers are cautioned not to place undue reliance on forward-looking information due to the inherent uncertainty thereof.

CAUTIONARY NOTE TO U.S. READERS

As a Canadian reporting issuer, the Company is subject to rules, policies and regulations issued by Canadian regulatory authorities and is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, security of samples and mineral resource and mineral reserve estimates. In addition, as a Canadian reporting issuer, the Company is required to describe mineral resources associated with its properties utilizing Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") definitions of "indicated" or "inferred", which categories of resources are recognized by Canadian regulations but are not recognized by the United States Securities and Exchange Commission ("SEC").

The SEC allows mining companies, in their filings with the SEC to disclose only those mineral deposits they can economically and legally extract or produce. Accordingly, information contained in this Report regarding our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

In particular, this Report uses the term "indicated" resources. U.S. readers are cautioned that while that term is recognized and required by Canadian regulations, the SEC does not recognize it. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into mineral reserves.

This Report also uses the term "inferred" resources. U.S readers are cautioned that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Aurizon is a gold producer with a growth strategy focused on developing its existing projects in the Abitibi region of north-western Quebec, one of the world's most favourable mining jurisdictions and prolific gold and base metal regions, and by increasing its asset base through accretive transactions. Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ" and on the NYSE MKT under the symbol "AZK". Additional information on Aurizon and its properties is available on Aurizon's website at www.aurizon.com.

FOR MORE INFORMATION CONTACT:
Aurizon Mines Ltd.
George Paspalas, President & CEO
Ian S. Walton, Executive Vice President & CFO
Suite 1120, Cathedral Place, 925 W. Georgia Street
Vancouver, BC  V6C 3L2
Telephone: 604-687-6600    Fax: 604-687-3932
Toll Free: 1-800-411-GOLD (4653)
Investor Relations: jennifer.north@aurizon.com
Email: info@aurizon.com   Website:  www.aurizon.com

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 11

Aurizon Mines Ltd.
Unaudited Interim Financial Statements

For the three and nine month periods ended September 30, 2012

In accordance National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited condensed interim financial statements of the Company, which have been prepared by and are the responsibility of the Company’s management, have not been reviewed by the Company’s external auditors.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 12

Aurizon Mines Ltd.
Balance Sheets (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

As at,	Notes	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$ 199,201	$ 213,486
Marketable securities		797	864
Inventories	3	16,043	12,545
Accounts receivable and other	4	7,373	9,474
Derivative instruments		-	357
Tax credits receivable	5	3,842	5,210
Prepaid resource taxes		3,322	-
Total current assets		230,578	241,936
Non-current assets
Property, plant and equipment	6	189,540	164,783
Mineral properties	7	5,165	4,995
Deferred finance costs		219	343
Other assets	8	5,644	6,324
Total non-current assets		200,568	176,445
TOTAL ASSETS		$ 431,146	$ 418,381

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$ 24,995	$ 25,788
Current income and resource tax liabilities		3,672	18,338
Total current liabilities		28,667	44,126
Non-current liabilities
Provisions	9	16,891	16,153
Deferred tax liabilities		33,172	36,918
Total non-current liabilities		50,063	53,071
Total liabilities		78,730	97,197

EQUITY
Shareholders’ equity
Issued share capital	11	282,443	274,165
Contributed surplus		2,510	1,170
Stock based compensation		18,538	18,711
Accumulated other comprehensive losses		(953)	(386)
Retained earnings		49,878	27,524
Total shareholders’ equity		352,416	321,184
TOTAL LIABILITIES AND EQUITY		$ 431,146	$ 418,381

The attached notes form an integral part of these financial statements.

These financial statements were approved for issue by the Board of Directors on November 7, 2012. They are signed on the Company’s behalf by:

Andre Falzon, Chairman of the Audit Committee	George Paspalas, President and Chief Executive Officer

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 13

Aurizon Mines Ltd.
Interim Statements of Comprehensive Income (Unaudited)
(Expressed in thousands of Canadian dollars, except for per share data)

		Three months ended		Nine months ended
For the,	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Revenue		$ 49,750	$ 68,144	$ 167,355	$ 174,316
Less: Cost of sales	12	(32,444)	(29,736)	(99,460)	(88,811)
Gross profit		17,306	38,408	67,895	85,505

Other operating expenses
Exploration costs	12	(3,778)	(7,037)	(15,898)	(20,239)
General and administration costs	12	(3,872)	(5,025)	(12,941)	(15,278)
Other net gains (losses)		(192)	585	(40)	552
Operating profit		9,464	26,931	39,016	50,540

Finance income	13	598	365	1,678	1,035
Finance costs	13	(201)	(250)	(653)	(691)
Other derivative losses	13	-	(3,401)	(357)	(3,078)
Profit before income and resource taxes		9,861	23,645	39,684	47,806
Income and resource tax expense	14	(4,322)	(10,574)	(17,330)	(25,685)
NET PROFIT FOR THE PERIOD		5,539	13,071	22,354	22,121

Other comprehensive loss
Non-cash loss on marketable securities		(61)	(407)	(567)	(710)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		$ 5,478	$ 12,664	$ 21,787	$ 21,411

Weighted average number of common shares outstanding – Basic		164,452	162,813	164,041	162,483
Earnings per share – Basic		$ 0.03	$ 0.08	$ 0.14	$ 0.14
Weighted average number of common shares outstanding – Diluted		164,826	164,622	164,478	164,344
Earnings per share – Diluted		$ 0.03	$ 0.08	$ 0.14	$ 0.14
The attached notes form an integral part of these financial statements.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 14

Aurizon Mines Ltd.
Interim Statements of Changes in Equity (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
For the,	2012	2011	2012	2011
Issued share capital
Balance at beginning of period	$ 281,855	$ 270,871	$ 274,165	$ 269,677
Share issuances for cash	406	2,075	5,725	2,901
Share options exercised	182	927	2,553	1,295
Balance at end of period	282,443	273,873	282,443	273,873
Contributed surplus
Balance at beginning of period	2,447	1,118	1,170	1,022
Vested share option expiries	63	-	1,340	96
Balance at end of period	2,510	1,118	2,510	1,118
Stock based compensation
Balance at beginning of period	17,621	15,652	18,711	13,719
Stock based compensation	1,162	1,790	3,720	4,187
Vested share option expiries	(63)	-	(1,340)	(96)
Share options exercised, transferred to share capital	(182)	(927)	(2,553)	(1,295)
Balance at end of period	18,538	16,515	18,538	16,515
Accumulated other comprehensive income (loss)
Balance at beginning of period	(892)	76	(386)	379
Non-cash loss on marketable securities	(61)	(407)	(567)	(710)
Balance at end of period	(953)	(331)	(953)	(331)
Retained earnings (Deficit)
Balance at beginning of period	44,339	(7,357)	27,524	(16,407)
Net profit for the period	5,539	13,071	22,354	22,121
Balance at end of period	49,878	5,714	49,878	5,714
TOTAL SHAREHOLDERS’ EQUITY	$ 352,416	$ 296,889	$ 352,416	$ 296,889

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 15

Aurizon Mines Ltd.
Interim Statements of Cash Flows (Unaudited)
(Expressed in thousands of Canadian dollars, unless otherwise stated)

		Three months ended		Nine months ended
For the,	Notes	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Operating activities
Net profit for the period		$ 5,539	$ 13,071	$ 22,354	$ 22,121
Adjustments for non-cash items:
Depreciation and amortization		9,456	9,844	28,037	26,565
Share-based compensation		1,162	1,790	3,720	4,187
Deferred income tax (recovery) expense		2,520	(724)	(3,745)	3,820
Refundable and non-refundable taxes		(648)	6,599	1,707	2,171
Derivative losses		-	3,209	357	2,886
Other	16a	564	920	1,538	2,638
		18,593	34,709	53,968	64,388
Decrease (increase) in non-cash working capital items	16b	(6,693)	(30)	(16,926)	7,885
Net cash provided by operating activities		11,900	34,679	37,042	72,273

Investing activities
Property, plant and equipment		(20,674)	(10,748)	(54,780)	(33,655)
Mineral properties		(300)	(500)	(530)	(660)
Other investing activities		-	-	(1,742)	(918)
Net cash used in investing activities		(20,974)	(11,248)	(57,052)	(35,233)

Financing activities
Issuance of shares		406	2,075	5,725	2,901
Deferred finance costs		-	-	-	(492)
Long-term obligations		-	-	-	(773)
Net cash provided by financing activities		406	2,075	5,725	1,636

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(8,668)	25,506	(14,285)	38,676
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		207,869	152,511	213,486	139,341
CASH AND CASH EQUIVALENTS – END OF PERIOD		$ 199,201	$ 178,017	$ 199,201	$ 178,017

The attached notes form an integral part of these financial statements.
Supplemental cash flow information is disclosed in Note 16.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 16

Aurizon Mines Ltd.
Notes to Interim Financial Statements (Unaudited)
For the three and nine month periods ended September 30, 2012
(Expressed in thousands of Canadian dollars, unless otherwise stated)

1.     GENERAL INFORMATION

Aurizon Mines Ltd. (“Aurizon” or the “Company”) is a Canadian based gold producer with operations, development and exploration activities in Quebec, Canada.  Aurizon is incorporated and domiciled in Canada, and has no subsidiaries and no parent entity. The address of the Company’s registered office is Suite 1120 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada.

2.	BASIS OF PREPARATION

These condensed interim financial statements were approved by the Board of Directors on November 7, 2012, and have not been audited or reviewed by the Company’s external auditors. These condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. These condensed interim financial statements should be read in conjunction with the audited annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with IFRS as issued by the IASB.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

3.     INVENTORIES

	September 30, 2012	December 31, 2011
Gold bullion and in-process ore (a)	$ 10,403	$ 7,037
Supplies and materials	5,300	5,290
Stockpiled ore	340	218
Accounts receivable and other	$ 16,043	$ 12,545

a)	The gold bullion and in-process ore balance as at September 30, 2012 includes imputed non-cash depreciation and amortization charges of $2.9 million (December 31, 2011: $2.4 million).

4.     ACCOUNTS RECEIVABLE AND OTHER

	September 30, 2012	December 31, 2011
Accounts receivable	$ 5,208	$ 5,157
Prepaid expenses and purchase deposits	1,855	3,584
Exploration advances	310	733
Accounts receivable and other	$ 7,373	$ 9,474

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 17

5.     TAX CREDITS RECEIVABLE

	September 30, 2012	December 31, 2011
Quebec refundable tax credits (a)	$3,842	$ 2,490
Non-refundable tax credits (b)	-	2,720
Tax credits receivable	$ 3,842	$ 5,210

a)    Quebec refundable tax credits

In March 2012, the Company received a refund of $3.1 million in respect of eligible exploration expenditures incurred in 2010.  In addition, the Company expects to receive a refund of $3.8 million in 2012 relating to eligible exploration expenditures incurred in 2011.

b)    Non-refundable tax credits

Non-refundable tax credits arise from certain eligible exploration expenditures.  During the first three quarters of 2012, the Company recorded non-refundable tax credit assets totalling $1.2 million (2011: $2.2 million).  All of the non-refundable tax credits have been applied to reduce the current year’s taxes owed, resulting in a non-refundable tax credit asset balance as at September 30, 2012 of nil (December 31, 2011: $2.7 million).

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 18

6.     PROPERTY, PLANT AND EQUIPMENT

	Producing Property	Mine Infrastructure	Machinery and Equipment	Buildings and Leasehold Improvements	Computers and Software	Office Equipment and Furniture	TOTAL

COST
At January 1, 2011	$ 211,291	$ 40,343	$ 38,584	$1,267	$ 2,153	$ 530	$ 294,168
Additions	33,836	4,774	11,085	156	307	134	50,292
Disposals	-	-	(479)	-	-	-	(479)
Change in ARO estimates	-	1,477	-	-	-	-	1,477
At December 31, 2011	245,127	46,594	49,190	1,423	2,460	664	345,458
Additions	29,822	10,766	12,231	55	215	-	53,089
Disposals	-	-	(1,815)	-	-	(244)	(2,059)
Change in ARO estimates	-	968	-	-	-	-	968
At September 30, 2012	274,949	58,328	59,606	1,478	2,675	420	397,456

ACCUMULATED DEPRECIATION
At January 1, 2011	(95,978)	(27,085)	(16,161)	(874)	(1,642)	(416)	(142,156)
Charge for Period	(27,881)	(4,972)	(5,435)	(43)	(341)	(44)	(38,716)
Disposals	-	-	292	-	-	-	292
Adjustment (1)	(95)	-	-	-	-	-	(95)
At December 31, 2011	(123,954)	(32,057)	(21,304)	(917)	(1,983)	(460)	(180,675)
Charge for Period	(20,372)	(2,778)	(5,170)	(34)	(233)	(16)	(28,603)
Disposals	-	-	1,157	-	-	205	1,362
At September 30, 2012	(144,326)	(34,835)	(25,317)	(951)	(2,216)	(271)	(207,916)

NET BOOK VALUE
At December 31, 2011	$ 121,173	$ 14,537	$ 27,886	$ 506	$ 477	$ 204	$ 164,783
At September 30, 2012	$ 130,623	$ 23,493	$ 34,289	$ 527	$ 459	$ 149	$ 189,540

(1)     Adjustment of $95 is for reimbursement of Quebec government assistance and deferred accretion charges.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 19

7.	MINERAL PROPERTIES

	Notes	September 30, 2012	December 31, 2011
Exploration Properties
Heva-Hosco, Quebec		$ 3,865	$ 3,865
Kipawa, Quebec		75	75
Duvay, Quebec	a	1,000	500
Duverny, Quebec	b	125	95
Rex South, Quebec	c	-	280
Opinaca, Quebec		100	100
Patris, Quebec	d	-	80
		$ 5,165	$ 4,995

a)	Duvay Property

During the second quarter of 2012, the Company signed an Amended and Restated Option Agreement (the “Amended Agreement”) with Tres-Or Resources Ltd., which incorporates the Fontana Gold Project, located in the Abitibi Greenstone Belt in Northwestern Quebec, into the existing Duvay Gold Project Option Agreement.  Under the Amended Agreement, Aurizon can earn an initial 50% interest in the optioned properties by incurring exploration expenditures totalling $10 million over a period ending September 26, 2015 and making cash payments totalling $2.3 million.  As at September 30, 2012, the Company has made cash payments totalling $1.0 million (December 31, 2011: $0.5 million) in respect of the Amended Agreement.  Upon earning a 50% interest, Aurizon will have the option to acquire a further 15% interest by funding a pre-feasibility study on one or more of the optioned properties or by incurring an additional $20 million of expenditures over a three year period.  Upon formation of a Joint Venture, Aurizon is required to make a resource payment related to Tres-Or’s percentage interest in the gold contained in the optioned properties at that date, as calculated by an independent NI 43-101 compliant resource estimate as follows: $30 for each measured ounce; $25 for each indicated ounce; and $15 for each inferred ounce.

b)	Duverny Property

During the first quarter of 2012, the Company fulfilled the terms of a letter of intent signed in March 2010 by making the final cash payment of $30,000 to the owners of the Duverny property, bringing the total cash payments made to $100,000. Having fulfilled the terms of the letter of intent, the Company has acquired 100% ownership of the claims comprising the Duverny Property, which is located in the Duverny Township in the Abitibi region of Northwestern Quebec. In addition, the Company has acquired mineral claims adjacent to the Duverny Property by staking at a cost of $25,000.

c)	Rex South Property

During the second quarter of 2012, the Company terminated an option agreement signed in May 2010 with Azimut Exploration Inc. (“Azimut”) under which the Company could have earned an initial 50% ownership in Azimut’s Rex South Property situated in Northern Quebec.  As a result, capitalized property acquisition payments totalling $280,000 have been charged to earnings.

d)	Patris Property

During the third quarter of 2012, the Company terminated an option agreement signed in December 2010 with Midland Exploration Inc. (“Midland”) under which the Company may have earned an initial 50% ownership in Midland’s Patris Property situated in the Abitibi region of Northwestern Quebec.  As a result, capitalized property acquisition payments totalling $80,000 have been charged to earnings.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 20

8.	OTHER ASSETS

	September 30, 2012	December 31, 2011
Reclamation deposits	$ 2,557	$ 1,315
Refundable tax credits	2,751	4,457
Deposit on long-term hydro-electric project	330	330
Workers compensation premiums	6	222
	$ 5,644	$6,324

9.	PROVISIONS

	September 30, 2012	December 31, 2011

Asset retirement obligations (a)	$ 16,237	$15,019
Non-current employee incentive payments (b)	654	1,134
	$ 16,891	$16,153

a)	Asset retirement obligations

	September 30, 2012	December 31, 2011
Asset retirement obligations – beginning of year	$ 15,019	$ 13,114
Change in discount rates	968	1,477
Accretion expense	250	428
Asset retirement obligations – end of period	$ 16,237	$15,019

b)   Non-current employee incentive payments

As at September 30, 2012, the estimated fair value of the incentive payments is $1.2 million (December 31, 2011:  $1.7 million), which includes a current portion of $0.5 million (December 31, 2011: $0.6 million) and a non-current portion of $0.7 million (December 31, 2011: $1.1 million).

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 21

10.   COMMITMENTS

The Company’s significant contractual obligations and commitments as at September 30, 2012 are as follows:

(all figures undiscounted)	Total	Due in Less Than 1 Year	Due 1 - 3 Years	Due 3 - 5 Years	Due in More Than 5 Years	As at December 31, 2011
Asset retirement obligations	$ 19,002	$ -	$ 1,214	$ -	$ 17,788	$ 19,002
Equipment and supply contracts	10,042	4,954	3,131	1,957	-	13,518
Mineral properties	975	975	-	-	-	2,222
Employee incentives	1,171	517	654	-	-	1,821
Head office operating lease	632	253	379	-	-	822
Total contractual obligations and commitments	$ 31,822	$ 6,699	$ 5,378	$ 1,957	$ 17,78 8	$ 37,385

11.   SHARE CAPITAL

a) Authorized

Unlimited number of common shares without par value.

Unlimited number of preferred shares without par value of which 8,050,000 are designated as series "A" convertible preferred shares (Issued - none) and 1,135,050 are designated as series "B" convertible preferred shares (Issued - none).

b) Issued and fully paid

Common Shares	Shares	Amount
	(000’s)
Outstanding, January 1, 2011	162,145	$ 269,677
Exercise of share options	927	3,102
Fair value of share options exercised	-	1,386
Outstanding, December 31, 2011	163,072	274,165
Exercise of share options	1,460	5,725
Fair value of share options exercised	-	2,553
Outstanding, September 30, 2012	164,532	$ 282,443

c) Share-based compensation

The Company has a share-based compensation plan for key employees, directors, and officers of the Company. In accordance with the terms of the plan, as approved by shareholders’ resolution dated May 13, 2010 and amended by directors’ resolution dated November 3, 2010, key employees, directors, and officers of the Company may be granted options to purchase common shares at an exercise price to be determined by the directors at the time the option is granted, provided that such price shall be not less than the closing prices of the common shares of the Company on the TSX on the trading day immediately preceding the date of the grant of the option or if there was no trade of the Company’s common shares on such date, on the last day on which there was a trade.

The number of options granted is determined by the Company’s directors.  During the second quarter of 2012, the Board of Directors increased the maximum number of options that may be issued and outstanding from 7% to 10% of the total number of common shares then outstanding on a non-diluted basis.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 22

11.   SHARE CAPITAL (Continued)

The following reconciles the share options outstanding:

	Number of Options (000’s)	Weighted-average exercise price
Outstanding, January 1, 2011	9,670	$5.05
Granted	2,541	$6.11
Exercised	(927)	$3.35
Expired	(374)	$5.31
Outstanding, December 31, 2011	10,910	$5.43
Granted	30	$4.22
Exercised	(1,460)	$3.92
Expired	(544)	$5.85
Outstanding, September 30, 2012	8,936	$5.65

During the nine month period ended September 30, 2012, 1,459,800 share options were exercised at an average price of $3.92 per share (2011: 875,500 share options at $3.31).  The weighted average market share price at the time of exercise during the nine month period ended September 30, 2012 was $4.92 per share (2011: $5.84 per share).  The following shows the vested and exercisable share options, and total outstanding share options, by exercise price range, as at September 30, 2012:

Vested and exercisable options				All outstanding options
Exercise price range	Vested and exercisable options (000’s)	Remaining contractual life (years)	Weighted average exercise price	Exercise price range	Outstanding options (000’s)	Remaining contractual life (years)	Weighted average exercise price
$2.00 - $2.99	955	1.2	$2.95	$2.00 - $2.99	955	1.2	$2.95
$3.00 - $3.99	279	0.2	$3.74	$3.00 - $3.99	279	0.2	$3.74
$4.00 - $4.99	1,461	2.3	$4.83	$4.00 - $4.99	1,790	2.3	$4.83
$5.00 - $5.99	1,104	1.0	$5.06	$5.00 - $5.99	1,154	1.1	$5.07
$6.00 - $6.99	847	4.0	$6.15	$6.00 - $6.99	2,580	4.1	$6.11
$7.00 - $7.59	1,153	3.2	$7.53	$7.00 - $7.59	2,178	3.2	$7.52
Totals	5,799	2.2	$5.24	Totals	8,936	2.7	$5.65

d) Deferred share units

During the first quarter of 2012, the Company established a Deferred Share Unit Plan for non-executive directors (the “DSU Plan”), whereby a portion of compensation paid to directors may be paid in deferred share units (“DSUs”).   Under the terms of the DSU Plan, each director may receive an annual grant of DSUs in an amount and on the date determined by the Board for that year.  DSUs vest immediately and are based on the closing price of the common shares on the Toronto Stock Exchange on the business day prior to the date of grant.  DSUs can only be settled in cash, following the date the director has retired from, or ceased to hold, all positions with the Company, and will be based upon the number of units held, multiplied by the fair market value of the Company’s share price at the time of redemption.

During the first nine months of 2012, the Company granted 91,502 DSUs to non-executive directors.  As at September 30, 2012, the fair value of the units outstanding was $472,000 based upon the Company’s share price of $5.16 on the last trading day of September 2012.  Accordingly, the Company has recorded a current liability of $472,000 as at September 30, 2012 in respect of the outstanding units (December 31, 2011: nil), with a corresponding charge to profit to reflect the fair value of the units.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 23

11.   SHARE CAPITAL (Continued)

e) Restricted share units

During the third quarter of 2012, the Company established a Restricted Share Unit Plan for key employees of the Company (the “RSU Plan”, whereby a portion of these employees’ compensation may be paid in restricted share units (“RSU’s”).  Under the terms of the RSU Plan, RSU’s granted vest over a period of three years, where one third of the units vest at each grant date anniversary.  At each vesting date, the RSU’s may be settled in cash only, at a value corresponding to the number of units vested multiplied by the the fair market value of the Company’s closing share price on the vesting date.

The Company granted 249,762 RSU’s to employees during the third quarter of 2012 at a grant-date fair value of $4.22 per unit.  Using the graded vesting method, the corresponding RSU expense recognized during the third quarter was $104,000, based upon the closing share price of $5.16 on the last trading day of September 2012.

The following is a continuity schedule of the DSUs and RSU’s outstanding from December 31, 2011 to September 30, 2012:

	Number of DSUs outstanding	Number of RSUs outstanding
As at December 31, 2011	-	-
Granted	91,502	249,762
As at September 30, 2012	91,502	249,762

12.   OPERATING EXPENSES BY NATURE

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Cost of sales:
Operating costs	$ 17,307	$ 17,271	$ 60,389	$ 54,675
Employee wages and benefits	5,733	2,675	11,177	7,723
Depreciation and amortization charge relating to operations	9,404	9,790	27,894	26,413
Total cost of sales	$ 32,444	$ 29,736	$ 99,460	$ 88,811
Exploration costs (1):
Contractors, supplies and other	$ 3,340	$ 6,421	$ 14,710	$ 18,915
Employee wages and benefits	438	616	1,188	1,324
Total exploration costs	$ 3,778	$ 7,037	$ 15,898	$ 20,239
General and administrative costs:
Employee wages and benefits	$ 1,548	$ 1,869	$ 4,291	$ 4,140
Other administration costs	1,110	1,312	4,787	6,799
Depreciation and amortization	52	54	143	152
Share-based compensation	1,162	1,790	3,720	4,187
Total general and administration costs	$ 3,872	$ 5,025	$ 12,941	$ 15,278

(1)	Net of refundable and non-refundable tax credits.

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 24

13.   OTHER INCOME AND EXPENSES

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Finance income
Interest income on cash and short-term investments (1)	$ 598	$365	$1,678	$1,035
Finance costs
Asset retirement obligation accretion	($ 68)	($ 110)	($ 250)	($ 335)
Standby fees – revolving credit facility	(92)	(99)	(280)	(247)
Amortization of deferred finance costs	(41)	(41)	(123)	(109)
Total finance costs	($ 201)	($ 250)	($ 653)	($ 691)
Other derivative losses
Realized derivative losses	$ -	($ 192)	$ -	($ 192)
Non-cash derivative losses	-	(3,209)	(357)	(2,886)
Total other derivative losses	$ -	($ 3,401)	($ 357)	($ 3,078)

(1)       Cash earns interest at floating rates based on daily bank deposit rates. Short-term investments comprise treasury bills and bankers’acceptance notes with maturities at the date of acquisition of less than three months, bearing interest at rates between 0.94% and1.25% (2011: Treasury bills and bankers’ acceptance notes bearing interest between 0.86% and 1.11%).

14.   INCOME AND RESOURCE TAXES

Current and deferred income and resource tax expense is represented in the statements of comprehensive income as follows:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Current income tax expense (recovery)	($ 391)	$ 6,454	$ 11,333	$ 10,665
Current resource tax expense	2,193	4,844	9,742	11,200
Current income and resource taxes	1,802	11,298	21,075	21,865
Deferred income tax expense (recovery)	2,706	443	(2,546)	2,114
Deferred resource tax expense (recovery)	(186)	(1,167)	(1,199)	1,706
Deferred income and resource tax expense (recovery)	2,520	(724)	(3,745)	3,820
Total income and resource tax expense	$ 4,322	$10,574	$ 17,330	$ 25,685

The combined federal and provincial statutory income tax rate for 2012 is 26.7% (2011: 28.2%).  In addition to federal and provincial income taxes, Aurizon is subject to a 16% (2011: 15%) Quebec resource tax, which is an allowable deduction for federal and provincial income tax purposes.  As a result, the Quebec resource tax has an effective rate of 11.7% (2011: 10.8%).

Aurizon Mines Ltd.	2012 THIRD QUARTER REPORT	Page | 25

15.   COMPENSATION OF KEY MANAGEMENT PERSONNEL

The remuneration of directors and members of key management personnel during the period was as follows:

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Wages and short-term benefits	$ 659	$ 640	$ 1,972	$ 1,939
Share-based compensation	663	1,139	2,041	2,590
Deferred share units	49	-	472	-
Restricted share units	36	-	36	-
	$ 1,407	$ 1,779	$ 4,521	$ 4,529

16.   CASH FLOW INFORMATION

         a) Analysis of other non-cash items

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Accretion charges on asset retirement obligations	$ 68	$ 110	$ 250	$ 335
Future employee incentives	48	(119)	(332)	1,389
Non-cash inventory adjustments	304	888	566	456
Loss on sale of property, plant and equipment	23	-	354	149
Amortization of deferred finance costs	41	41	123	110
Non-cash mineral property abandonment	80	-	360	-
Workers’ compensation adjustments	-	-	217	199
	$ 564	$ 920	$ 1,538	$ 2,638

b)	Analysis of change in non-cash working capital items

	Three months ended		Nine months ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Accounts receivable and exploration advances	$ 813	($ 300)	$ 371	($ 3,041)
Refundable and non-refundable tax assets	-	(2,464)	1,368	1,476
Prepaid expenses	448	918	1,593	1,425
Prepaid resource taxes	(3,322)	-	(3,322)	-
Supplies inventory	486	(359)	123	(1,085)
Gold and ore inventories	(1,734)	(3,020)	(3,619)	(2,027)
Accounts payable and accrued liabilities	(1,892)	2,880	1,227	5,535
Current provincial resource taxes payable	548	2,315	(13,267)	5,602
Current income taxes payable	(2,040)	-	(1,400)	-
	($ 6,693)	($ 30)	($ 16,926)	$ 7,885